NEWS RELEASE

Correction to Acceptance of Debt Settlement Arrangement News Release

September 10, 2012 - Vancouver, British Columbia, Canada: ALDA Pharmaceuticals Corp. (the “Company” or “ALDA”) wishes to correct the news release dated September 7, 2012 in which the headline stated that the TSX Venture Exchange (“the Exchange”) had provided conditional acceptance of a shares for debt transaction.

In fact, the Exchange has provided final acceptance of the debt settlement  in which debts of $935,299.76 will be settled by issuing 11,257,395 common shares to creditors at an average value of $0.083 per share. Of these shares, 10,687,500 will be subjected to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

The remaining 569,895 shares will be subject to a 4-month hold period running from the date of issuance. There will be no change of control or new insiders created as a result.

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

604-862-3439

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.